October 8, 2010

United States Securities and Exchange Commission
Division of Corporate Finance
Attention: W. Bradshaw Skinner
100 F Street, N.E.
Washington, DC 20549

Dear Mr. Skinner:

RE:	United States Antimony Corporation
Request of extension of time to respond to the comment letter dated
September 27, 2010
File No. 001-08675

United States Antimony Corporation respectfully requests an extension of time to respond to the comment letter of the staff of the Securities and Exchange Commission dated September 27, 2010 in order to provide complete and accurate responses to the comments.

We expect to have our responses to the comment letter completed by October 15, 2010 and have discussed the timing of our response with Ms. Shannon F. Buskirk.

Please do not hesitate to contact the undersigned at (406) 827-3523 if you have any questions with regard to this request.

Sincerely,

UNITED STATES ANTIMONY CORPORATION

John Lawrence, President